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August 16, 2005

Mail Stop 4561
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VIA EDGAR AND FEDEX
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Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:  Citigroup Fairfield Futures Fund L.P. II
     Registration Statement on Form 10/A-1
     File No. 0-51282
     Filed July 12, 2005
     -------------------------------

Ladies and Gentlemen:

On behalf of Citigroup Fairfield Futures Fund L.P. II (the "Partnership"),
attached hereto for filing is Amendment No. 2 ("Amendment No. 2") to the
Partnership's Registration Statement on Form 10, filed April 29, 2005 (as amended, the "Registration Statement"). Set forth below are the Partnership's responses to the comments of the staff (the "Staff") of the Securities and
Exchange Commission (the "Commission") in the letter dated August 2, 2005 to
Daniel R. McAuliffe, Chief Financial Officer of the Partnership. Numbers set
forth below correspond to the numbers set forth in the Staff's letter. Page numbers in the headings refer to page numbers in the Registration Statement filed with the Commission on April 29, 2005. Page numbers in the responses refer to page numbers in this Amendment No. 2.

Trading Programs - beginning on page 7
--------------------------------------

K5 Program, page 9
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1.   The Partnership has changed the date to reflect that the allocation of risk exposure is through March 31, 2005. (page 9)

Securities and Exchange Commission
August 16, 2005

Report of Independent Registered Public Accounting Firm, page 2
---------------------------------------------------------------

2.   The independent auditor has revised the second paragraph of its audit report with respect to the Partnership to be consistent with the language included in Interpretation 18 to SAS 58. (page 2)

Note 1, Partnership Organization, page 8
----------------------------------------

3.   The Partnership's date of dissolution has been reconciled with the disclosures made on pages 39 and F-5.

                                     * * * *

In addition to the changes discussed above, nonsubstantive revisions have also been made to the Registration Statement. Please do not hesitate to contact the undersigned at (212) 728-8727 with any further questions or comments.

Very truly yours,

/s/ Rita M. Molesworth

Rita M. Molesworth

Enclosure

cc:   Owen Pinkerton, Senior Counsel
      Daniel R. McAuliffe
      Jennifer Magro
      Sonya L. Crosswell